                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ___________ TO
     ___________

COMMISSION FILE NUMBER .................................................. 0-2610

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ZIONS BANCORPORATION
                           ONE SOUTH MAIN, SUITE 1380
                           SALT LAKE CITY, UTAH 84111

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements                                                       PAGE
                                                                                ----
     Reports of Independent Auditors                                             1-2

     Statements of Net Assets Available for Benefits -
        December 31, 2000 and 1999                                                 3

     Statement of Changes in Net Assets Available for Benefits -
        Year ended December 31, 2000                                               4

     Notes to Financial Statements                                                 5

     Schedules -

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)            10

(b)  Exhibits - Consents of Independent Certified Public Accountants


                         Report of Independent Auditors


The Trust Committee
Zions Bancorporation Employee Investment Savings Plan


We have audited the accompanying statement of net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young

June 25, 2001

                         Independent Auditors' Report


The Trust Committee
Zions Bancorporation
  Employee Investment Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ KPMG LLP

April 29, 2000

              Zions Bancorporation Employee Investment Savings Plan

                 Statements of Net Assets Available for Benefits

                                                        DECEMBER 31
                                                 2000                 1999
                                             ------------         ------------
ASSETS
Cash and cash equivalents                    $     13,577         $        175

Investments, at fair value:
   Zions Bancorporation common stock          112,586,800          112,880,506
   Mutual funds                                37,862,893           42,878,259
   U.S. government reserves                     5,174,279            5,621,305
   Money market accounts                              219              100,153
   Participant loans                            1,606,640            1,599,442
                                             ------------         ------------
                                              157,230,831          163,079,665
Receivables:
   Participant Contributions                      179,633              218,876
   Employer Contributions                          37,263               44,853
   Interest                                         3,466                5,859
                                             ------------         ------------
                                                  220,362              269,588
                                             ------------         ------------
Net assets available for benefits            $157,464,770         $163,349,428
                                             ============         ============

SEE ACCOMPANYING NOTES.

              Zions Bancorporation Employee Investment Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000

ADDITIONS

Investment income:
   Net depreciation in fair value of investments         $  (2,952,434)
   Dividends                                                 3,556,627
   Interest                                                    435,763
                                                         -------------
                                                             1,039,956
Contributions:
   Participant                                               8,176,639
   Employer                                                  1,677,380
                                                         -------------
                                                             9,854,019

Transfers from nonaffiliated plans                           1,432,373
                                                         -------------
Total additions                                             12,326,348
                                                         -------------
DEDUCTIONS

Benefits paid directly to participants                      18,211,006
                                                         -------------
Net decrease                                                (5,884,658)

Net assets available for benefits:

   Beginning of year                                       163,349,428
                                                         -------------
   End of year                                           $ 157,464,770
                                                         =============


SEE ACCOMPANYING NOTES.

              Zions Bancorporation Employee Investment Savings Plan

                          Notes to Financial Statements

                                December 31, 2000

1.   DESCRIPTION OF THE PLAN

GENERAL

The following description of the Zions Bancorporation Employee Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete description of the plan provisions.

The Plan is a single employer contributory plan that is designed to provide retirement benefits for eligible employees under a pre-tax salary reduction arrangement and, if employees so elect, an opportunity to acquire stock ownership in Zions Bancorporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

ELIGIBILITY

Participation in the Plan is voluntary. An employee is eligible to become a participant on January 1, April 1, July 1, or October 1, whichever coincides with, or immediately follows, the latter of the date on which the employee completes at least 1,000 hours of service during 12 continuous months and attains the age of 21. In addition, the definition of one year of eligibility service includes employees for whom one year has past since (a) commencement date with a previous employer that sponsored a similar 401(k) plan in which the employee participated and (b) commencement date with a Merged Employer.

CONTRIBUTIONS

Each year participants may make voluntary contributions up to fifteen percent of their pre-tax annual compensation as defined in the Plan, limited by participant contributions made to the Zions Bancorporation Employee Stock Savings Plan. The Company may contribute an amount up to 2.5% of the participant's compensation (as defined in the Plan document). The maximum amount a participant may contribute to the Plan in a calendar year is the lesser of fifteen percent of their compensation, or $10,500 for 2000. Upon enrollment, a participant may direct employee and Company contributions into any of the Plan's fund options. Transfers from nonaffiliated plans are the result of bank mergers effected by the Company.

              Zions Bancorporation Employee Investment Savings Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Investment income or loss is allocated to each participant's account in proportion to the investment shares held in that participant's account to the total of investment shares held in the Plan.

VESTING AND PAYMENT OF BENEFITS

Participants are fully vested in their participant accounts at all times. Benefits payments are paid upon death, disability, retirement, or earlier subject to certain restrictions, as defined in the Plan document. Benefit payments are paid in shares of stock and/or cash pursuant to the nature of the investment vehicle selected by the participant.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with Zions Bank prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared on the accrual basis of accounting.

              Zions Bancorporation Employee Investment Savings Plan

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments with maturity dates of 90 days or less.

INVESTMENTS

The Plan's investments are stated at fair value. Common stocks are valued at the last reported sales price on the last business day of the plan year. Mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Participant loans are valued at cost, which approximates fair value. The money market account is valued at cost, which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

ADMINISTRATIVE EXPENSES

Administrative expenses are currently being absorbed by the Company, however, the Plan may bear the costs of administration.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF INVESTMENTS

Included in the Plan's net assets available for benefits at December 31, 2000 and 1999, are investments in common stock of the Company amounting to $112,586,800 and $112,880,506, respectively, whose value could be subject to change based upon market conditions. These investments represent 2.07 and 2.23 percent ownership of the Company's outstanding common stock at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the investment in common stock of the Company consisted of 1,803,192 and 1,907,168 shares, respectively.

              Zions Bancorporation Employee Investment Savings Plan

3.   TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.   INVESTMENTS

Zions First National Bank (trustee) holds the Plan's investments and executes all investment transactions. Investments that represent five percent or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                     DECEMBER 31
                                              2000                  1999
                                           ------------         ------------
Zions Bancorporation common stock          $112,586,800         $112,880,506
Accessor growth mutual fund                  12,791,059           15,777,590
Accessor small/mid cap mutual fund                   --            9,124,792


During 2000, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market price as follows:

Zions Bancorporation common stock         $ 4,754,713
Mutual funds                               (7,707,147)
                                          -----------
                                          $(2,952,434)
                                          ===========

5.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        DECEMBER 31,
                                                                            2000
                                                                       -------------
Net assets available for benefits per the financial statements         $ 157,464,770
Amounts allocated to withdrawn participants                                 (361,515)
                                                                       -------------
Net assets available for benefits per the Form 5500                    $ 157,103,255
                                                                       =============

              Zions Bancorporation Employee Investment Savings Plan

5.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                   DECEMBER 31,
                                                                      2000
                                                                   -----------
Benefits paid to participants per the financial statements         $18,211,006
Amounts allocated on Form 5500 to withdrawn participants
    at December 31, 2000                                               361,515
                                                                   -----------
Benefits paid to participants per the Form 5500                    $18,572,521
                                                                   ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

              Zions Bancorporation Employee Investment Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                            EIN: 87-0227400 Plan: 006

                          Year ended December 31, 2000

             (b)
      IDENTITY OF ISSUE,
     BORROWER, LESSOR, OR                (c)                                        (d)
(a)     SIMILAR PARTY         DESCRIPTION OF INVESTMENT (1)                     CURRENT VALUE
---  --------------------     -----------------------------                     -------------
 *   Zions Bancorporation     Zions Bancorporation common stock
                                   (1,803,192 shares)                           $ 112,586,800

     Accessor                 Accessor International Equity (ACIEX)
                                   Accessor mutual fund (293,740 shares)            4,426,665

     Accessor                 Accessor Growth (AGROX)
                                   Accessor mutual fund (477,457 shares)           12,791,059

     Accessor                 Accessor Intermediate Fixed Income (AIFIX)
                                   Accessor mutual fund (332,990 shares)            3,885,996

     Accessor                 Accessor Mortgage (AMSFX)
                                   Accessor mutual fund (128,599 shares)            1,610,059

     Accessor                 Accessor Short Fixed Income (ASIFX)
                                   Accessor mutual fund (89,055 shares)             1,066,876

     Accessor                 Accessor Small/Mid Cap (ASMCX)
                                   Accessor mutual fund (382,549 shares)            7,635,682

     Accessor                 Accessor Value/Income (AVAIX)
                                   Accessor mutual fund (312,788 shares)            6,446,556

     Accessor                 Accessor U.S. Government Money
                                   Accessor mutual fund (5,174,279 shares)          5,174,279

 *   Zions Bancorporation     Money market accounts                                       219

     Participant loans        Interest rates ranging from 7% to 10.5%               1,606,640
                                                                                -------------
                                                                                $ 157,230,831
                                                                                =============

*    Indicates Party-in-interest to the plan

(1) Cost information is not provided as all investments are participant directed

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


June 29, 2001


                                        ZIONS BANCORPORATION
                                        EMPLOYEE INVESTMENT SAVINGS PLAN


                                        By: /s/ Harris H. Simmons
                                           -----------------------------------
                                           Name: HARRIS H. SIMMONS,  President
                                             and Chief Executive Officer of
                                             Zions Bancorporation